Comcast Corporation 1500 Market Street Philadelphia, PA 19102-2148 215-665-1700 Tel 215-981-7790 Fax www.comcast.com

September 21, 2007

Ms. Cheryl L. Grant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Mail Stop 3720

Washington, D.C. 20549

Re:	Comcast Corporation
Definitive Schedule 14A
Filed March 29, 2007
File No. 1-32871

Dear Ms. Grant:

We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission dated August 21, 2007 with respect to the Definitive Proxy Statement filed by Comcast Corporation on March 29, 2007. For your convenience, we have reproduced the Staff’s comment preceding each response. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Proposal One: Election of Directors, page 9

About Our Board and Its Committees, page 11

1.	We note your disclosure on page 13 regarding the governance and directors nominating committee. Please disclose the “additional information required by [y]our by-laws” that a shareholder must provide you in order to nominate a director candidate. See Item 407(c)(2) of Regulation S-K.

Response: We will disclose in future filings such “additional information required by our by-laws” that a shareholder must provide us in order to nominate a director candidate.

Related Party Transaction Policy and Certain Transactions, page 15

2.	Please state whether your related party transaction policy and procedures are in writing, and, if not, how the policy and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Response: Our related party transaction policy and procedures are included in our Code of Ethics and Business Conduct, which is available on our public website. We will state this in future filings.

3.	Specify the type of “business services” for which you paid Tyco International Ltd. during the fiscal year, to the extent you are required to continue to describe such a related party transaction with Tyco International in your next proxy statement or annual report. See Item 404(a)(6) of Regulation S-K.

Response: We will provide more specificity as to the type of “business services” for which we paid Tyco International Ltd. during the fiscal year, to the extent we are required to continue to describe such a related party transaction with Tyco International in our next proxy statement or annual report.

Comcast Corporation 1500 Market Street Philadelphia, PA 19102-2148 215-665-1700 Tel 215-981-7790 Fax www.comcast.com

Executive Compensation, page 29

Compensation Discussion and Analysis, page 29

4.	Throughout your compensation discussion and analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for the last fiscal year. For example, on page 30, you state that the committee assessed each named executive officer’s length of service, individual performance and contributions, responsibilities and role, management and performance, etc. Likewise, on page 32, you state that, in determining base salary, the committee considered job responsibilities and performance, seniority, peer group compensation information, etc. You make similar statements as to long-term equity compensation. In your compensation discussion and analysis, analyze how the committee’s consideration of these factors and the others mentioned resulted in the amounts each officer earned for each compensation element.

Response: In determining compensation levels, the committee’s processes do not conform to a mathematical or other formula in which the stated factors or their interrelationship are quantified and weighted (either in general or as to each named executive officer). Rather, the process is subjective, involving the exercise of discretion and judgment. In this process, the result can be clearly stated, but there is no step-by-step analysis as to how it is reached, and to ascribe particular significance to any of the factors involved in its determination would be inaccurate. In future filings, we will ensure that, to the extent such factors and processes can be articulated, that they are described in material detail.

Use of Competitive Market Data, page 30

5.	So that investors may understand the kind of benchmarking information you used in determining annual executive compensation, ensure that you have identified each company that you considered for purposes of benchmarking the elements of the named executive officers’ compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: We will ensure in future filings that investors are informed of each company that we considered for purposes of benchmarking the elements of the named executive officers’ compensation.

Elements and Mix of Our Compensation Program, page 31

Cash Bonus Incentive Compensation, page 32

Equity Based Incentive Compensation, page 33

6.	Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Response: We will clarify in future filings any such discretionary power of the board or compensation committee, and will disclose any exercise thereof.

7.	Please explain why the target bonuses disclosed on page 32 for Brian Roberts and Stephen Burke are significantly higher than those for the other named executive officers. Currently, it is not apparent as to what circumstance led to this difference, which also is reflected in their employment agreements, and whether this difference signifies a material difference in your policy or decision-making regarding their particular compensation. See Section II.B.1 of Securities Act Release No. 8732A.

Response: In general, as described in our proxy statement, each named executive officer’s compensation is determined in accordance with our plans, agreements and arrangements, based on all factors considered relevant to that officer by the committee at the time and under the circumstances. While levels generally increase with increased responsibility within the company’s management structure, other considerations as described apply as well. The difference in target bonuses noted above does not signify a material difference in the policies or decision-making regarding compensation for Messrs. Roberts and Burke.

Comcast Corporation 1500 Market Street Philadelphia, PA 19102-2148 215-665-1700 Tel 215-981-7790 Fax www.comcast.com

There is no causal relationship between the bonuses of any named executive officers, such as, for example, between those of Mr. Roberts or Mr. Burke, on the one hand, and another named executive officer on the other, making it impossible to explain “why” one amount bears any relationship to another or “why” one amount may exceed another by any particular amount. Within this context, we will clarify in future filings how the target bonuses of each named executive officer are determined.

Deferred Compensation, page 34

8.	The non-qualified deferred compensation table on page 48 shows that you made contributions in and as of the end of 2006 to Brian Roberts in the amount of $2.1 million and that he deferred $1.25 million of his $2.5 million base salary. Please discuss whether there is a relationship between the level of your contribution and the amount of compensation the named executive officer has deferred. Discuss whether this circumstance reflects a material difference in how the committee determines the amounts contributed to the different named executive officers under the deferred compensation plan.

Response: We will clarify in future filings that there is no relationship between the level of our contribution to each named executive officer’s deferred compensation account and the amount of compensation that such named executive officer has elected to defer. The amount that each individual elects to defer is his or her own decision.

Payments in Connection with a Change in Control, page 34

9.	You state on page 34 that “[y]our Board will determine whether it is appropriate to accelerate the vesting of stock options and/or RSUs, as applicable, or provide other benefits in connection with a change in control.” Describe whether the board has any guiding principles or factors that it will consider under such circumstances, what those principles or factors are, and whether they differ for each named executive officer.

Response: We will describe in future filings the requested information regarding any guiding principles or factors the board may decide to use in determining the propriety of accelerating the vesting of stock options and/or RSUs, or providing other benefits, in connection with a change in control. There are no such principles or factors at this time.

10.	Discuss how your termination payment arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Response: We note that, in general, termination payment arrangements are not a significant factor in our determination of current compensation elements. However, in future filings we will provide further description of the rationale for establishing and structuring our termination payment arrangements.

Summary Compensation Table for 2006, page 38

11.	Disclose all assumptions made in the valuation of awards in column (e) of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response: We will provide in future filings a cross reference to the appropriate footnote of our audited financial statements.

Comcast Corporation 1500 Market Street Philadelphia, PA 19102-2148 215-665-1700 Tel 215-981-7790 Fax www.comcast.com

Potential Payments upon Termination or Change in Control, page 51

12.	To assist shareholders in recognizing the extent of the potential payments, consider presenting the different kinds and amounts of estimated payments and benefits to the named executive officers in a table or tables.

Response: We will consider in future filings whether presenting this information in a tabular format would present it in a clearer manner.

Director Compensation for 2006, page 57

13.	Disclose all assumptions made in the valuation of awards in column (c) of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response: We will comply in future filings with the above referenced Instruction.

14.	For each director, disclose by footnote to column (c) of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response: We will disclose in future filings the grant date fair values of each equity award in compliance with the referenced instruction.

In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Comcast Corporation, that:

•	Comcast Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Comcast Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing responses fully address the Staff’s concerns. Please do not hesitate to call me at (215) 981-7564 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Arthur R. Block
Arthur R. Block
Senior Vice President, General Counsel and Secretary

cc:	Brian L. Roberts, Chairman of the Board and Chief Executive Officer

Kyoko Takahashi Lin, Esq., Davis Polk & Wardwell

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